Philip Magri, Esq.

May 31, 2019

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Charlie Guidry, Staff Attorney

Lilyanna Peyser, Special Counsel

Re: Two Hands Corporation

Amendment No. 1 to Offering Statement on Form 1-A Filed May 16, 2019

File No. 024-10985

Ladies and Gentlemen:

On behalf of our client, Two Hands Corporation (the "Company"), we are filing with the Securities and Exchange Commission (the "Commission"), Amendment No. 2 to Offering Statement on Form 1-A ("Amendment No. 2") relating to the issuance by the Company of 200,000,000 shares of common stock.

This letter also sets forth the Company's responses to comments from the staff (the "Staff") of the Division of Corporation Finance of the Commission contained in the Staff's letter dated May 28, 2019 regarding your review of above-captioned Offering Statement

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 2.

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Amendment No. 1 to Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Stock-based Compensation, page 33

1.	We reviewed your response to comment 5. Please revise your disclosure to clarify that stock-based awards granted to non-employees (a) are accounted for in accordance with ASC 718 upon the adoption of ASU 2018-07 and (b) prior to the adoption of ASU 2018- 07 were accounted for in accordance with ASC 505-50. Please also disclose that the adoption did not have an impact on your financial statements. Similar revisions should be made to your accounting policy disclosure on page 57

RESPONSE: Disclosure has been revised in critical accounting policies and in the notes to the financial statements to clarify that stock-based awards granted to non-employees (a) are accounted for in accordance with ASC 718 upon the adoption of ASU 2018-07 and (b) prior to the adoption of ASU 2018- 07 were accounted for in accordance with ASC 505-50.

Note 2 - Summary of Significant Accounting Policies Going Concern, page 55

2.	You state in your response to comment 12 that your disclosure was revised to disclose that there are no oral or written agreements regarding the commitment of your officers and directors to advance funds to cover certain operating costs. We are unable to locate this disclosure. Please revise or advise.

RESPONSE: Disclosure has been revised in Note 2 – Summary of Significant Accounting Policies, Going Concern to clarify that officers and directors have not committed to advancing operating costs of the Company.

Note 7 - Stockholders' Equity, page 61

3.	You state in your response to comment 11 that no stock-based awards were granted under the 2015 Stock Option Plan ("Plan") during the past two years. On page 45, you disclose that 433 shares of common stock have been granted under the Plan and that 567 shares of common stock remain available for grant. As such, please disclose a description of Plan, including (a) the general terms of awards under the Plan such as the requisite service period(s) and any other substantive conditions, (b) the maximum contractual term of equity share options or similar instruments and (3) the number of shares authorized for awards of equity share options or other equity instruments pursuant to the Plan. In addition, if there are any stock-based awards outstanding at December 31, 2017 or 2018, please disclose the other information required by ASC 718 to the extent applicable.

RESPONSE: Note 7 – Shareholders’ Equity has been revised to include disclose of the 2015 Stock Option Plan.

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General

4.	On May 14, 2019 you filed a Form 10-Q covering your first quarter but have not made corresponding updates to this subsequently filed Form 1-A. Please tell us what consideration you gave to updating the Form 1-A. See Rule 252(a) of Regulation A, which requires that the offering statement contain "any other material information necessary to make the required statements [contained in the offering statement], in light of the circumstances under which they are made, not misleading."

RESPONSE: We have updated Amendment No. 2 to include the information filed by the Company in its Form 10-Q for the quarterly report ended March 31, 2019.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (954) 303-8027 or pmagri@magrilaw.com.

Very truly yours,

/s/ Philip Magri

Cc: Nadav Elituv, CEO

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